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Exhibit 12.1

Hôtel San Rémo Casino and Resort
A Division of S.I. Enterprises, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Earnings
Income from operations before income taxes	$6,278,000	$4,490,000	$280,000	$997,000	$2,788,000	$388,000	$240,000
Add:
Interest expense (not including capitalized interest)	2,560,364	1,863,687	1,308,203	1,184,814	1,944,451	821,000	3,000
Amortization of deferred fianancing costs and discounts	—	—	—	—	—	—	—
Current period amortization of interest capitalized in prior periods	—	—	—	—	—	—	—
Portion of rental charges representative of interest(1)	—	—	—	—	1,830,875	—	1,354,000

Total Earnings	$8,838,364	$6,353,687	$1,588,203	$2,181,814	$6,563,326	$1,209,000	$1,597,000

Fixed Charges
Interest expensed	$2,560,364	$1,863,867	$1,308,203	$1,184,814	$1,944,451	$821,000	$3,000
Interest capitalized	—	—	—	—	—	—	—
Amortization of deferred financing costs and discounts	—	—	—	—	—	—	—
Portion of rental charges representative of interest(1)	—	—	—	—	1,830,875	—	1,354,000

Total Fixed Charges	$2,560,364	$1,863,867	$1,308,203	$1,184,814	$3,775,326	$821,000	$1,357,000

Ratio of earnings to fixed charges	3.5x	3.4x	1.2x	1.8x	1.7x	1.5x	1.2x

(1)
Interest paid on prior debt loan by 155 East Tropicana, LLC

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Hôtel San Rémo Casino and Resort A Division of S.I. Enterprises, Inc. Computation of Ratio of Earnings to Fixed Charges